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SEC FILE NUMBER
8-69304

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CLICK IPO, LLC dba CLICK CAPITAL MARKETS

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

9835 E BELL ROAD, SUITE 110
(No. and Street)

SCOTTSDALE	AZ	85260
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Erin Baskett	636-675-3746	erin.baskett@sqn-global.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Semple, Marchal & Cooper, LLP
(Name – if individual, state last, first, and middle name)

3101 N. Central Avenue, Suite 1600	Phoenix	AZ	85012
(Address)	(City)	(State)	(Zip Code)

10/20/2003	178
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ERIN BASKETT _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CLICK IPO, LLC dba CLICK CAPITAL MARKETS _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
FINOP

Calvin Persaud
Notary Public

CALVIN PERSAUD
Notary Public - State of Florida
Commission # HH 434757
My Comm. Expires Aug 17, 2027
Bonded through National Notary Assn.

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable._

Click IPO Securities, LLC dba Click Capital Markets

Statement of Financial Condition

As of December 31, 2025

Click IPO Securities, LLC dba Click Capital Markets
Statement of Financial Condition
As of December 31, 2025

Table of Contents

SEMPLE, MARCHAL & COOPER, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

3101 NORTH CENTRAL AVENUE, SUITE 1600, PHOENIX, ARIZONA 85012

Report of Independent Registered Public Accounting Firm

To the Member of
Click IPO Securities, LLC dba Click Capital Markets
Scottsdale, Arizona

Opinion on Statement of Financial Condition

We have audited the accompanying statement of financial condition of Click IPO Securities, LLC dba Click Capital Markets (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Semple, Marchal & Cooper, LLP

Certified Public Accountants

We have served as the Company's auditor since 2015.

Phoenix, Arizona
February 27, 2026

TEL 602-241-1500 • FAX 602-234-1867 • WWW.SEMPLECPA.COM

Click IPO Securities, LLC dba Click Capital Markets
Statement of Financial Condition
As of December 31, 2025

Assets

Cash and Cash Equivalents	$	633,559
Accounts Receivable		30,366
Clearing Broker Deposit and Balances		1,637,464
Prepaid Expenses and Other Assets		448
Total assets	$	2,301,837

Liabilities and Member's Equity

Liabilities

Accounts Payable and Accrued Expenses		138,873
Payable to Parent		93,125
Total liabilities		231,998
Member's Equity		2,069,839
Total liabilities and member's equity	$	2,301,837

The accompanying footnotes are an integral part of these financial statements.

Note 1- Nature of Business and Summary of Significant Accounting Policies

Organization and Nature of Business

Click IPO Securities, LLC dba Click Capital Markets (the "Company") was formed under the name Aston Diel Securities, LLC, on June 28, 2013 as an Arizona Limited Liability Company (LLC). The Company changed its name to Click IPO Securities, LLC on September 8, 2016. The Company is a registered broker-dealer under the provisions of the Securities Exchange Act of 1934. The Company began operations as a broker-dealer on October 30, 2014. The Company does not act as a custodian of, or otherwise hold, client funds or securities.

The Company provides services on behalf of clients for the purchase of securities, specifically initial public offerings ("IPO"), follow-on or secondary offerings of corporate equity securities, Closed End Funds, SPACs, Unit Investment Trusts, Fixed Income, and Structured Products as either a firm commitment underwriter or as a selling group member of underwriting syndicates on a "best efforts" basis via a proprietary electronic application which can include other investment banking activities.

None of the agreements described herein contain conditional or deferred forms of financial consideration, have multiple performance obligations (as there is only one performance obligation), variable forms of financial consideration or financial consideration based on performance factors. The revenues earned by the Company from the conduct of its underwriting activities are recorded at the settlement date.

Basis of Presentation

These financials statements are presented in accordance with accounting principles generally accepted in the United States ("GAAP"), and in accordance with financial statements of broker-dealers. Consequently, the financial statements are non-classified between current and long-term assets and liabilities.

Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all money market funds and highly liquid debt instruments with a maturity of 90 days or less at the time of purchase to be cash equivalents.

Income Taxes

The Company is recognized as a partnership for income tax purposes under the provisions of the Internal Revenue Code for Limited Liability Companies. As a result, income and losses of the Company are passed through to the members for income tax reporting purposes. Accordingly, no provision has been made for federal or state income taxes. The tax returns of the past three years have not been audited, and could be subject to audit.

Note 1- Nature of Business and Summary of Significant Accounting Policies (Continued)

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents and clearing broker deposit approximates fair value given its short-term or interest-bearing nature.

Note 2 - Risks

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2025, the Company had no cash in excess of the FDIC insured limits. The Company has not experienced any losses in such accounts.

In the normal course of business, the Company's client activities ("clients") are conducted through its clearing broker and involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations. The Company has experienced no related off-balance sheet losses through the reporting period.

The Company is subject to certain risks and uncertainties given its need to maintain a minimum net capital and to generate future clients and revenues.

Note 3 - Net Capital Requirements

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Rule 15c3-1 requires the maintenance of minimum net capital for which the company maintains $100,000 exceeding the regulation minimum, as defined, and requires that aggregate indebtedness, as defined, shall not exceed 15 times net capital. At December 31, 2025, the Company had net capital of $2,039,025, which was $1,939,025 in excess of the amount required to be maintained at that date. At December 31, 2025, the Company had a ratio of aggregate indebtedness to net capital of .11 to 1.

Note 4 - Clearing Agreement, Restricted Cash and Other Assets

The Company entered into an agreement with a registered clearing company, whereby the clearing company will execute any customer trades. Net commissions earned will be credited to an account in the Company's name. Under the agreement with the clearing broker, the Company was required to make a clearing deposit to a separate account at the clearing company. At December 31,2025 the company had a due from clearing broker deposit and balances of $1,637,464, which includes the clearing deposit of $125,770.

Note 5 - Related Party and Non-Cash Transactions

The Company's related party transactions in 2025 consisted entirely of transactions with Click IPO Holdings, LLC (the "Parent") which is the sole owner of the Company. The Company and the Parent entered into a Shared Services Agreement, whereby the Parent provides services to the Company and the Company reimburses the cost of such services to the Parent on a monthly basis. During 2025, the amount of such shared services was $123,992, of which $93,125 was payable to the Parent at December 31, 2025. During the year ended December 31, 2025, the Parent contributed $85,000 in capital to the Company and withdrew $435,000 in capital from the Company.

Note 6 – Member's Equity

Currently, the Company is a single member limited liability company (LLC). The operating agreement provides the Members' ownership in the Company to be represented by Membership Units which are subject to the terms and conditions of the Company's amended and restated Limited Liability Company Operating Agreement dated as of November 1, 2016. Among other things, the operating agreement imposes conditions and restrictions on, and limits the rights of the holder of the units with respect to the transferability of the Membership Units. The Operating Agreement provides that to the fullest extent permitted by Arizona law, the Company's Manager has no personal liability to the Company or to the other Members for damages for breach of fiduciary duty as Manager, except for damages resulting from acts or omissions that involve gross negligence or willful misconduct. The Manager has not guaranteed, nor does he have any obligation with respect to the return of any Member's capital contributions or the distribution of profits from the operation of the Company.

Each Members' liability for the debts and obligations of the Company is limited in accordance with the terms of the Company's operating agreement. In accordance with these terms and the provisions of the laws of the state of Arizona, no Member of the Company can be held liable for the individual actions or indebtedness of any other Member. In addition, in general a Member or Manager of the limited liability company is not liable, solely by reason of being a Member or Manager, for the debts, obligations, or liabilities of a limited liability company whether arising in contract or tort; under a judgment, decree, order of court; or otherwise.

Note 7 – Segment Information

The Company manages its business based on a single operating and reportable segment, Broker-Dealer. Management, including our Chief Executive Officer, the Company's Chief Operating Decision Maker, or "CODM", reviews financial information on a consolidated basis, which is the same as the segment basis. The CODM uses operating income and related information, including revenues, significant expense categories, and assets, to evaluate performance, develop budgets and forecasts, and allocate resources such as capital expenditures. Accordingly, the Company has one reportable segment under ASC 280.

Operating income used by the CODM is prepared on a basis consistent with U.S. GAAP. Segment assets consist of total assets, as the CODM reviews asset information on a total Company basis, which is presented on the accompanying Statement of Financial Condition.